UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 001-41176

AP Acquisition Corp

(Exact name of registrant as specified in its charter)

10 Collyer Quay,

#14-06 Ocean Financial Center

Singapore 049315

+65-6808 6510

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant;
Class A ordinary shares, par value $0.0001 per share

Redeemable warrants, each whole warrant exercisable for one share of Class A ordinary stock at an exercise price of $11.50

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, AP Acquisition Corp has caused this Certification and Notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 31, 2024	By:	/s/ Keiichi Suzuki
	Name:	Keiichi Suzuki
	Title:	Authorized Person